Filed by Nanometrics Incorporated Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                  Subject Company: August Technology Corporation
                                                  Commission File No.: 000-30637


This filing relates to a planned merger (the "Merger") between Nanometrics Incorporated ("Nanometrics") and August Technology Corporation ("August") pursuant to the Agreement and Plan of Merger and Reorganization, dated January 21, 2005, by and among Nanometrics, Major League Merger Corporation (a wholly-owned subsidiary of Nanometrics), Minor League Merger Corporation (also a wholly-owned subsidiary of Nanometrics) and August (the "Merger Agreement"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Nanometrics on January 21, 2005, and is incorporated by reference into this filing.

Nanometrics Incorporated held a conference call on February 23, 2005 to discuss its financial results for the fourth quarter of 2004 and the fiscal year ended January 1, 2005. Below are excerpts from the conference call related to the discussion of the Merger and the Merger Agreement. Three asterisks (* * *) indicate where discussion unrelated to the Merger and the Merger Agreement has been omitted.

--------------------------------------------------------------------------------

Operator

Good morning and welcome to the Nanometrics Q4 and fiscal year 2004 financial results conference call. Please note that the following discussion may include forward-looking statements regarding, among other things, Nanometrics' future financial results, business performance and market conditions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from these statements. Factors that could cause such differences include but are not limited to changes in demand for the Company's products, changes in the Company's ability to ship its products in a timely manner, changes in business or economic conditions, and the additional risks and uncertainties set forth in our press release of this morning and in the Management's Discussion and Analysis section of the Company's annual report on Form 10-K for the fiscal year ended January 3, 2004 filed with the Securities and Exchange Commission. Our earnings release was issued this morning before the opening of The NASDAQ National Market. If you haven't received a copy, you can view it on our Web site, www.nanometrics.com. Please note that we are webcasting this call and will have a replay of it available on our Web site shortly after the conclusion of this call.

Thank you for joining the conference call. This morning's speakers include John Heaton, President and CEO, and Paul Nolan, Vice President and CFO of Nanometrics. A question-and-answer session will be held at the end of this call. Until that time, all participants will be in a listen-only mode. We will begin the conference call with Mr. John Heaton. Please proceed, sir.

John Heaton - Nanometrics - President, CEO

Hello and welcome to our Q4 2004 and 2004 year-end conference call.

                                      * * *

Please note that since our company is currently engaging in a transaction with August Technology Incorporated and the transcript of our conference call must be filed with the SEC, this will result in a slight delay for those investors wishing to listen to a replay of the conference call.

In today's call, I'd like to take the opportunity to review the quarter and then highlight some of our achievements for 2004, followed by an update on our pending transaction with August Technology. After that, we will open up to questions.

                                      * * *

As we prepare for our potential merger and SOX 404 certification, we've taken steps to refine our corporate inventory policy, which resulted in larger reserves.

                                      * * *

Nanometrics is in the best competitive shape ever, and we are looking for paths to further growth. As you may have read, last month, we announced our intentions to merge with August Technology. The Company and the Board have long believed that the complementary merger would be one of the ways to expand our product line and global service footprint. For its part, August presents an ideal merger opportunity to bring 2 strong companies together to form a substantially stronger provider of world-class metrology and inspection solutions.

Notwithstanding recent announcements regarding alternative proposed transactions, August Technology and Nanometrics remain fully committed to our merger plan and are proceeding forward. The Hart-Scott-Rodino regulatory filings have been filed, and the clock is ticking. We believe the initial shareholder proxy in the form of an S-4 will be delivered to the SEC in early March. After the S-4 is filed, we will need to wait for SEC comments before proceeding. There is no way of estimating whether the SEC will make comments or how long the process might take, if they do. The best case estimate on the deal closing is early May. We remain hopeful that we can quickly execute on a transaction that is in the interests of both companies' shareholders. Getting this process completed as quickly as possible and minimizing disruption to our business is a top priority.

Why is this merger so important? We believe the August/Nanometrics merger will be good for the semiconductor industry, our customers and our investors. We expect the combined August/Nanometrics to provide a broad array of front-end and final manufacturing inspection and metrology equipment that will offer better alternatives for its customer base. That means more choices. We believe that keeping alive a competitive environment in metrology inspection is good for the industry and good for our investors.

Both companies believe that the challenges to small, innovative providers in our industry have never been greater. While often producing the best new ideas, small and mid-sized companies in the capital equipment industry today work very hard to serve the increasing global needs to meet their financial responsibility as public companies, particularly in this era of Sarbanes-Oxley, and to reinvest in leading-edge R&D that can move technology forward. In these times, smart combinations like the August/Nanometrics merger can produce the technical, financial and infrastructure critical mass needed to serve our customers and shareholders better without sacrificing our innovative cultures.

As we move forward on this transaction, there has certainly been disruption and confusion created by some of our competitors. We can't really speak to specifics on those issues other than to say that we believe our deal provides great opportunity for both companies and August management will continue to evaluate all potential options. We can't give you guidance into what others may do and repeat that we have a deal in place today that we are -- that we fully intend to execute.

These are certainly heady times for us. Coming off a year of record performance and bolstered by the continued success of our highly differentiated products, Nanometrics is positioned for further growth and success.

                                      * * *

Having gone through all those key highlights and comments, I will now open it up to questions. Operator?

QUESTION AND ANSWER

                                      * * *

Stephen Dan (ph) of HMC (ph) New York.

Good morning. I have a question. I am a large shareholder, both of August and also of Nanometrics, and your offer to us right now is worth about $7.30. I understand it's going to be a great combination but how can I justify this to myself and to my fiduciaries that I have a responsibility to -- to vote for your deal?

John Heaton - Nanometrics - President, CEO

Well, there is no single answer to that question I can give you. We are not looking at a trade on the market; what we're looking about is creating future earnings for the 2 sets of shareholders that we think having those 2 companies together will provide a better long-term investment for our shareholders than you might be indicating today. I mean, if you wanted to have a price today for your shares, you could certainly sell your August shares at quite a premium to what our offer is today.

On the other hand, if you're looking to a much better picture for the share price in the future, we think that the potential remains for our company combined to provide that to you. That has been our philosophy from the very beginning. It's not about where the stock prices are at today; it's about putting 2 companies together and creating a really compelling company that provides great shareholder value and earnings into the future.

Stephen Dan - HMC (ph) New York - Analyst

Well, I just don't believe that you're going to be able to get a positive vote, going forward, when you put out the proxy. I think you're going to just have to justify a higher price and when you're dealing against a much larger organizations such as KLA, who is a huge organization versus yourself, I don't see how you can get around that. Can you explain that to me?

John Heaton - Nanometrics - President, CEO

Well, number one, you'd have to really take that up with the August management and not the Nanometrics management. I mean, they are the ones that have a KLA offer, not us. So we have a deal with August. We maintain that it was a fair deal for both sets of shareholders, and we will make our presentation to the shareholders and hope that they believe that the combined company will provide the kinds of performance in the future that we expect.

Stephen Dan - HMC (ph) New York - Analyst

Well, as a shareholder, as I told you, of both companies, and I am a large shareholder of both, I feel that KLA has made a much better offer than you have for August.

John Heaton - Nanometrics - President, CEO

Like I said, that's not for Nanometrics to decide and --.

Stephen Dan - HMC (ph) New York - Analyst

Well, if Nanometrics wants to buy this company and go forward and get the synergies out of it, I think it is something for you to consider.

John Heaton - Nanometrics - President, CEO

Well, I think it's very clear and I think the August folks have made it clear as well that August is not for sale. August has placed a strategic merger on the table with Nanometrics. The company has not been for sale. They've maintained that over and over again, and nobody seems to understand that concept. These are 2 companies that operate independently that want to join together, that will create a more significant entity to provide greater shareholder value. That's the direction that we're going. Now, if August is for sale, then that would change, but --.

Stephen Dan - HMC (ph) New York - Analyst

Well, I understand that, but you are using the word "not for sale" in a very nebulous way. However, it sure looks like it's up for sale for me as a shareholder.

John Heaton - Nanometrics - President, CEO

Like I said, if you have issues relative to your shares of August, that's for you to take up with them, not with us.

Stephen Dan - HMC (ph) New York - Analyst

Why don't you just offer us a better ratio if you really want to acquire the company?

John Heaton - Nanometrics - President, CEO

We have a deal on the table, sir, and I think that's all we can say about it. So I would proceed to the next question, operator.

Operator

                                      * * *

Alexander Nockman - Montauk Financial Services - Analyst

                                      * * *

Also, I've been aware that you don't really give forward-looking guidance and you don't really give guidance to the Street. It seems to me that you guys are coming in with your best numbers ever, with substantial top-line as well as bottom-line growth and an enormous turnaround as well. You are to be applauded for that but to some extent, it's being viewed as a negative, maybe somewhat explained away by the write-down that might have been unexpected but by a much higher Street number. Do you plan on trying to work more cohesively with the Street, going forward, in terms of, you know, better guidance and so everybody is more online? Because I would've thought that, given these type of numbers, that the news this morning would have been hey great rather than disappointment per se, which I view the Company as a whole as going forward and everything across the board to be positive, especially some of the things you're sharing today. But what's your thoughts on that in terms of sharing with the Street going forward?

John Heaton - Nanometrics - President, CEO

So, I want to speak to that because I think there's a couple of issues that need to be taken into consideration. You are absolutely right that we have not given EPS guidance to the Street. We've always had a certain amount of complexity in trying to do that because of all of these other factors that usually come into play. On the other hand, I think one of things you have to take into consideration, even though we gave and met our guidance and as you said, we feel very positive about 18 cents per share and (indiscernible) if you look at one or the other competitors for August, we are a 50 percent higher EPS basis than them and our stock is trading at a huge discount to theirs and you've got to say to yourself wow, Nano is growing at 70 percent, they are producing better earnings at the bottom line, yet we are getting heavily discounted in the market. I don't know whether it's an arbitrage issue or not but it certainly is probably related somewhat at least to the perceived myth on the EPS.

You know, one of things you have to take into consideration is that we did go through an auditor change this year and as we go through that complication, you have to go back and re-examine the things that you do, bringing up to speed and trying to educate both sides on what it best (indiscernible) policies and procedures are. There's no way that we could have forecasted, in the beginning of Q4, that we did have issues relative to inventory. As I said also in the prepared remarks, we now have a 2-year window on our ERP system and we're getting tremendous visibility now into the inventory parts that are moving, how they are moving, when they move. These are the kind of metrics that we never really had at our disposal in the past. So what we're using this is an opportunity to go back and refine our policy, which has not changed; it's just a refinement -- saying we've got more information now, we can do a better job of monitoring and maintaining our process for looking at the inventory, and we kind of view that as a major positive going forward. So, we shouldn't see these kinds of issues come up again because we are going to have a much better handle on it.

Having said all of that, you know, I don't know that we will change our EPS policy at this point. We potentially can do a better job if we get maybe even the critical mass associated with being with August, if we have a larger, more stable revenue base and I think an overall better picture on where the costs are. I think small incremental changes in the quarter would be more easy to predict if we were of a larger financial critical mass.

So, if we do get together, I think that will probably be in the cards. If we don't, then obviously any one of these events that occur in a quarter can have a substantial impact on our EPS and can cause misses. So I'm not really sure, at this moment, that we can tell you that things are going to improve from a forecasting standpoint, other than we've done a pretty good job of maintaining our guidance on revenues and we hope to continue that and hope that the EPS follow more in line with expectations into the future.

Alexander Nockman - Montauk Financial Services - Analyst

Okay, great. One last question -- with regards to the August Technology's merger, can you comment on whether or not you feel that this situation, if it does close let's say in the second quarter of '05, will be accretive this year versus any type of expenses you may bear with it across the board?

John Heaton - Nanometrics - President, CEO

It's almost impossible to know. I would say that, within a year, that would be the goal for the combined company. Whether it can happen within calendar '05 is a major question mark because the longer this thing gets delayed, the less opportunity you have to resolve the 2 companies. So until we get to the close, it's impossible to predict, but we certainly intend to get this thing on a very positive note as quickly as possible.

                                      * * *

Operator

                                      * * *

Ben Stoller - Hibernia Southcoast Capital - Analyst

Most of the business questions have been asked and actually, since you opened the door on the Nano/August, as a shareholder of Nano, how much money have we spent on this process and how much do we intend to spend on this process? It is obvious the market doesn't think it's going to happen. If there's such a great disparity in the multiples between where we are trading and where August is trading, why doesn't it make sense for August to buy us? (LAUGHTER). Really, it doesn't make sense. Our stock continually -- you know, we're under pressure here. Where is the focus with the upper management? We have to spend time running the business, not running after an asset that it's obvious we can't get or that is trading at $4 through the price?

John Heaton - Nanometrics - President, CEO

Yes. We don't have -- we don't accumulate the costs associated with doing the deal because obviously there's lots of people working on it at this point. That would be done at the end of the process, as opposed to kind of -- (multiple speakers) -- process.

Ben Stoller - Hibernia Southcoast Capital - Analyst

Right, and you would capitalize those, right?

John Heaton - Nanometrics - President, CEO

Sure. We will take a one-time write-off, so we are not going to be incorporating them in the Q4 or Q1 numbers or any along those lines. So, what are we going to do? You know, obviously, as you say, we are trading at quite a discount to both August and to KLA and to Rudolph. I think the best thing that we can do is go out and tell people about the story and highlight the issue that we -- you see obviously and we see, which is that we are trading at a much lower multiple for some unknown reason. We are providing the growth, we are providing the earnings and we're not being rewarded for it.

Ben Stoller - Hibernia Southcoast Capital - Analyst

Well, I think the reason is obvious -- that August is for sale. You say they are not, but they are. They agreed to sell themselves to us, so that's the disparate in the multiples. Just looking or -- (indiscernible) that's what's built into their price. So I don't know if it's a fair one-on-one multiple comparison, but you know -- and before you said, you know, the shareholders will get the vote for the transaction, correct?

John Heaton - Nanometrics - President, CEO

That's correct.

Ben Stoller - Hibernia Southcoast Capital - Analyst

Okay, so basically the shareholders run the company, so we will decide if we want to buy them or not through a vote. You know, just strategy or not but if the multiples are just so disparate, maybe it doesn't make sense to do it.


John Heaton - Nanometrics - President, CEO

Right, I mean, that's going to be up to the shareholders ultimately, and we can't -- you know, like I said, our objective in the Company is to provide our shareholders with the best growth going forward. We believe that this is the best thing for our shareholders. We maintain that. We believe August also maintains that. We're going to try to take it to a vote unless something happens between now and that vote. We maintain that it's the best thing for both companies and that we will proceed down this path in a very positive way.

Ben Stoller - Hibernia Southcoast Capital - Analyst

Well obviously we're going to vote for it. I mean if we can buy them at a $4 discount to where it is trading in the marketplace, we will do it all day long, so I don't think that's the issue. The issue is do we take our eye off the ball and try to pursue this, or do we get back on track, on point and make sure we run the Company the way we want it run?

John Heaton - Nanometrics - President, CEO

Well, we are running the Company the way we want it run. Actually, now that we've gone through the negotiation process, we are --.

Ben Stoller - Hibernia Southcoast Capital - Analyst

While incurring significant costs as well.

John Heaton - Nanometrics - President, CEO

But if the deal does not go through, if you read the proposed merger agreement, then you'll find that those costs are recoverable.

Ben Stoller - Hibernia Southcoast Capital - Analyst

Okay.

John Heaton - Nanometrics - President, CEO

So going forward, it's a great situation, I think, for our shareholders. No matter what happens, I think we're going to go forward in a very positive way, and we are totally hopeful that we can merge with August and that, like I said before, that we provide our customers and our shareholders and employees with a great future and a great company. I think there's a tremendous demand on the customer side to make that happen. You know, if I look at -- if you go beyond Wall Street and what people are saying about the stocks and the trade and you listen to what the customers are saying, you are going to get a completely different picture on this merger for them. Many of our major customers and August customers absolutely want to see this merger going forward because they want to see a stronger metrology company out there; they don't like to have so much of only one large company and a lot of small ones. They want to see a consolidation; they want to see strong alternatives with good technology and cultures. They don't necessarily have that today. In fact, when they have to make choices about metrology, they are to some extent stuck with go with the guerrilla or go with a smaller company that induces some risk in their company. They don't like that in general. So there's been a tremendous support from our customers. We'd like to see that play out in the stock, which it has not up until this point. We think that, if this thing does go forward, that they will support the new company even stronger than they would had it not happened. So I think there's all kinds of major positives going forward if we can get this deal done.

Ben Stoller - Hibernia Southcoast Capital - Analyst

I concur and I look forward to it. I just don't know if we can get it done at this price. It seems impossible the way it's trading. But no, I agree, if we can buy it at this price, we will buy it all day long. That's why we support it.

John Heaton - Nanometrics - President, CEO

The vote is not today. I think everyone has to kind of wait. It's very early in the process still. We still have a long way to go.

Ben Stoller - Hibernia Southcoast Capital - Analyst

Right. I mean, earlier, I was on listening on the call and some shareholder - a shareholder got on and said he owned August Technologies and said basically why would he take this $4 discount towards trading on the market? I would have to agree with him, if I owned August. I just wouldn't do the deal.

John Heaton - Nanometrics - President, CEO

Yes, I understand everyone's perspective and I appreciate and respect all opinions. Again, we go back and we maintain that this is a fair deal for both sides, regardless of where the stocks are trading at today. When we did the deal, they were trading in a certain range. All of the understandings of EPS and revenue and growth were all taken into consideration, and here we are now.

Ben Stoller - Hibernia Southcoast Capital - Analyst

Sure, sure. Also too, as you said, let's make sure we get our fee if the deal breaks too. Maybe it's more prudent just to take our fee and move on and focus in on our business if we can't get it at the price that we want. It's very difficult toe-to-toe, as you say, with the guerrilla in the space.

John Heaton - Nanometrics - President, CEO

I can't really speak to those things, as I said in my comments. It is what it is. We're doing our deal.

Ben Stoller - Hibernia Southcoast Capital - Analyst

How much per share is the breakup fee?

John Heaton - Nanometrics - President, CEO

I don't know what it is per share. If you look at the document, I think it's $8.3 million for us.

                                      * * *

John Heaton  - Nanometrics - President, CEO

Okay, with that, I will wrap it up and thank everybody for listening to the call today and look forward to reporting to you on the first-quarter results. Thanks very much.

Operator

Ladies and gentlemen, thank you for your participation in today's conference. This concludes the presentation. Have a good day.

Cautionary Statement for the Purpose of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The transcript contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this transcript include statements about future financial and operating results and the proposed Nanometrics/August merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and August businesses will not be integrated successfully; costs related to the proposed merger; failure of the Nanometrics or August shareholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Nanometrics' and August's businesses generally, including those set forth in Nanometrics' and August's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. All forward-looking statements included in this transcript are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this transcript to reflect events or circumstances after the date of this transcript or to update reasons why actual results could differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation (a subsidiary of Nanometrics formed in connection with the proposed merger), Minor League Merger Corporation and August Technology Corporation. Investors and
security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in August Technology Corporation's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 11, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

Nanometrics Incorporated and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Nanometrics Incorporated's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 23, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Nanometrics Incorporated investor relations at investors@nanometrics.com.